AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 2006
                                                           REGISTRATION NO. 333-

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM S-6

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                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

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A. EXACT NAME OF TRUST:

      EQUITY FOCUS TRUSTS - TRILOGY GLOBAL ADVISORS BABY BOOM ECONOMY
      PORTFOLIO, 2006 SERIES B AND TRILOGY GLOBAL ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2006 SERIES B

B. NAME OF DEPOSITOR: CITIGROUP GLOBAL MARKETS INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                          CITIGROUP GLOBAL MARKETS INC.
                          388 GREENWICH STREET
                          NEW YORK, NY 10013

D. NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
      MICHAEL KOCHMANN                     MICHAEL R. ROSELLA, ESQ.
      Citigroup Global Markets Inc.        Paul, Hastings, Janofsky & Walker LLP
      153 E. 53rd Street, 25th Floor       75 East 55th Street
      New York, New York 10022             New York, New York  10022
                                           (212) 318-6800

E. TITLE OF SECURITIES BEING REGISTERED:

           An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

           As soon as practicable after the effective date of the registration statement.


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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                    SUBJECT TO COMPLETION, DATED MAY 9, 2006

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         EQUITY FOCUS TRUSTS - TRILOGY GLOBAL ADVISORS BABY BOOM ECONOMY
           PORTFOLIO, 2006 SERIES B AND TRILOGY GLOBAL ADVISORS GLOBAL
                     COMMUNICATIONS PORTFOLIO, 2006 SERIES B

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      The final prospectus for a prior series of Equity Focus Trusts - Trilogy Global Advisors Baby Boom Economy Portfolio and Trilogy Global Advisors Global Communications Portfolio is hereby incorporated by reference and used as a preliminary prospectus for Equity Focus Trusts - Trilogy Global Advisors Baby Boom Economy Portfolio, 2006 Series B and Trilogy Global Advisors Global Communications Portfolio, 2006 Series B. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolios, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact financial professionals of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

     A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

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                                                                 SEC FILE OR
                                                              IDENTIFICATION NO.
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I.   Bonding Arrangements and Date of Organization of the
     Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

     Citigroup Global Markets Inc.                               2-55436
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II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form
     BD under Rules 15b1-1 and 15b3-1 of the Securities
     Exchange Act of 1934:

     Citigroup Global Markets Inc.                               8-8177
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III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

     Citigroup Global Markets Inc.                              333-103725
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IV. Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

     Citigroup Global Markets Inc.                              333-102557
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     B. The Internal Revenue Service Employer Identification Number of the Sponsor is as follows:

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     Citigroup Global Markets Inc.                              13-1912900
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     The Bank of New York                                       13-5160382
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Supplemented final prospectuses from the following Series (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series:

           Equity Focus Trusts - Trilogy Advisors Baby Boom Economy Portfolio, 2005 Series B and Trilogy Advisors Global Communications Portfolio, 2005 Series B (Reg. No. 333-127376); and

           Equity Focus Trusts - Trilogy Global Advisors Baby Boom Economy Portfolio, 2006 Series A and Trilogy Global Advisors Global Communications Portfolio, 2006 Series A (Reg. No. 333-131014).

                       CONTENTS OF REGISTRATION STATEMENT

      The Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet of Form S-6.
      The Cross-Reference Sheet (incorporated by reference to the Cross-
          Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
      The Prospectus.
      Additional Information not included in the Prospectus (Part II). The undertaking to file reports.
      The signatures.
      Written Consents as of the following persons:
          KPMG LLP (included in Exhibit 5.1)
          Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)

The following exhibits:

     1.1.1  --   Form of Reference Trust Indenture (incorporated by reference to
                 Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement of The Uncommon Values Trust, 2005 Series, 1933 Act File No.
                 333-124522 filed on July 19, 2005).

     2.1    --   Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration
                 Statement of The Uncommon Values Trust, 2005 Series, 1933 Act
                 File No. 333-124522 filed on July 19, 2005).

     *3.1   --   Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

     *5.1   --   Consent of KPMG LLP to the use of their name under the heading
                 "Miscellaneous - Independent Registered Public Accounting Firm" in the Prospectus.


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*    To be filed with Amendment to Registration Statement.

                                   SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 9TH DAY OF
MAY, 2006.

                         Signatures appear on page II-4.

     The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS
      (Registrant)

CITIGROUP GLOBAL MARKETS INC.
      (Depositor)

                                    By:   /s/  MICHAEL KOCHMANN
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                                               MICHAEL KOCHMANN
                                               (Authorized Signatory)

      By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:



      Name                                     Title
      ----                                     -----
      ROBERT DRUSKIN                     Chief Executive Officer, President, Chairman and Director
      TODD THOMSON                       Director
      CLIFF VERRON                       Chief Financial Officer


                                    By:   /s/  MICHAEL KOCHMANN
                                          --------------------------------------
                                               MICHAEL KOCHMANN
                                               (Attorney-in-Fact for the persons
                                               listed above)


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* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-101236, 333-108493 and 333-119745.